Exhibit 22

Guarantor Subsidiaries

Tailored Brands, Inc. is the parent guarantor of the 7.00% Senior Notes due 2022 (the “Senior Notes”) issued by The Men’s Wearhouse, Inc., a wholly owned subsidiary of Tailored Brands. In addition, the following subsidiaries of Tailored Brands/Men’s Wearhouse were, as of May 2, 2020, guarantors of the Senior Notes:

Name of Guarantor Subsidiary	Jurisdiction of Formation
Jos. A. Bank Clothiers, Inc.	Delaware
The Joseph A. Bank Mfg. Co., Inc.	Delaware
K&G Men’s Company Inc.	Delaware
JA Apparel Corp.	Delaware
Nashawena Mills Corp.	Massachusetts
Joseph Abboud Manufacturing Corp.	Delaware
Renwick Technologies, Inc.	Texas
TMW Merchants LLC	Delaware
MWDC Holding Inc.	Delaware
Tailored Shared Services, LLC	Delaware
Tailored Brands Purchasing LLC	Texas
Tailored Brands Gift Card Co LLC	Texas